ACESITA

03 NOV 19 AM 7:21

N/Ref.: 049/2003-FFIM
File: 82-3769

Belo Horizonte, November 14, 2003.

To
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

03037530

SUPPL

Ref.: Acesita S.A – Exemption No. 82-3769

Dear Sir/Madam:

We are enclosing Acesita's Notice of Meeting, inviting Shareholders to an Extraordinary General Shareholders' Meeting to be held on November 28, 2003, as well as Acesita's Notice to Shareholders, both dated November 11, 2003.

We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Sincerely,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

dlw 11/21

c.c. The Bank of New York
Mrs. Glorinete Laurentino

ACESITA

ACESITA S.A.
Publicly Held Company
CNPJ/MF nº 33.390.170/0001-89
NIRE 31300042707
Av. João Pinheiro, 580 – Centro
Belo Horizonte - MG

NOTICE TO SHAREHOLDERS

This notice is to inform shareholders of **ACESITA S.A.**, under the terms of article 4 of CVM instruction Nº 319, of 3 December 1999, that the reports set out in the Public Announcement (Fato Relevante) published in the newspapers Minas Gerais on October 21, 2003, Estado de Minas and Gazeta Mercantil on October 20, 2003 and Diário do Comércio on October 18, 2003, being reports on the assets and liabilities of **ACESITA S.A.** and **ACESITA CENTROS DE SERVIÇOS LTDA** are available for your inspection, from this date, at the company headquarters of **ACESITA S.A.**, at Av. João Pinheiro, nº 580, Belo Horizonte, State of Minas Gerais, and can be accessed by prior appointment on telephone number +55 31 3235-4241, through Mr. Fabio Abreu Schettino, Financial and Investor Relations Manager. Access to documents and information referred to will be permitted to shareholders of **ACESITA S.A.** who produce documented proof of their respective shareholding, issued a maximum of 2 (two) days prior to the appointment.

Belo Horizonte, November 11, 2003

Gilberto Audelino Correa
FINANCIAL AND INVESTOR RELATIONS OFFICER

ACESITA

ACESITA S.A.

Publicly Held Company
CNPJ/MF n° 33.390.170/0001-89
NIRE 31300042707
Av. João Pinheiro, 580 – Centro
Belo Horizonte - MG

NOTICE OF MEETING

Shareholders are invited to convene at an Extraordinary General Shareholders' Meeting, to be held on November 28, 2003, at the Company's Headquarters located at Av. João Pinheiro, n° 580, Centro, Belo Horizonte, State of Minas Gerais, the first calling at 11 a.m., for the purpose of deliberating on the incorporation of the net assets and liabilities resulting from the spin off of **ACESITA CENTROS DE SERVIÇOS LTDA.**, by this Company, including the nomination and approval of experts, approval of the relevant protocol and justification for the respective evaluation reports on the net assets and liabilities to be incorporated.

Those eligible to take part in the Meeting are as follows: a) holders of nominative shares; or b) their proxies, in compliance with the legal requirements. Voting rights shall be exercised in accordance with the Company's Bylaws and the prevailing Legislation.

Those shareholders, members of the stock exchanges' Fungible Custody Service wishing to take part in the Meeting, must present an appropriate statement issued at least 2 (two) days before the Meeting evidencing their shareholding.

Belo Horizonte, November 11, 2003

Joaquim Ferreira Amaro
CHAIRMAN OF THE BOARD OF DIRECTORS